Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

Hologic Customer FAQ

1.	Why are Hologic and Cytyc combining?

This combination brings together two well-respected industry leaders in the women’s healthcare and diagnostics marketplace to create one of the largest companies in the world focused exclusively on advanced technologies in women’s health.

This is truly a compelling combination that will drive enhanced growth, value creation, product development, and exciting opportunities for shareholders, team members, will allow Hologic to offer an enhanced portfolio of products and solutions to our customers and, ultimately, physicians and their patients.

2.	Who is Cytyc?

Cytyc, founded in 1987, is headquartered in Marlborough, MA, and is a diversified diagnostic and medical device company with approximately 1,600 associates worldwide with projected revenues for 2007 estimated at $735 million. Cytyc has 20 offices internationally to serve their customers on a direct basis as well as support their distribution partners. Cytyc’s products cover a range of cancer and women’s health applications, including cervical cancer screening, preterm birth screening, treatment of excessive menstrual bleeding, permanent contraception, and radiation treatment of early-stage breast cancer. Like Hologic, Cytyc has a record of innovation and superior service.

3.	How will this transaction affect customers?

In the end, this transaction is about better meeting customer needs and helping them to be more efficient and effective in what they do. The “new” Hologic will be uniquely positioned to offer a product portfolio that meets many screening and diagnostic needs of women throughout their lives. This portfolio will include integrated solutions in screening, diagnostics and therapeutics for women’s health, including breast cancer, cervical cancer, menorrhagia, pre-natal health, osteoporosis, endometriosis, and permanent contraception.

We remain committed to excellence by offering a broader range of best-in-class branded products and services. We plan to work closely with our customers to ensure the real benefits of this transaction and why we believe this combination will make us an even better strategic partner are thoroughly understood.

4.	What can customers expect in the interim? Who is going to be your day-to-day contact?

Until the transaction closes, both companies will continue business as usual. There will be no change in how we conduct business with our customers and day-to-day contacts will remain the same.

5.	How long before the transaction closes?

The transaction is expected to be completed in the third calendar quarter of 2007. We will make every effort to keep our customers informed about developments and progress throughout the approval process.

6.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

The new company will be called Hologic and upon closing Cytyc will become a wholly owned subsidiary. Patrick Sullivan will become Chairman and Jack Cumming will become Chief Executive Officer of the combined company. Rob Cascella will remain as President of Hologic and drive operations. Hologic will maintain its corporate headquarters in Bedford with Cytyc’s offices in Marlborough.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues;

the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the press release, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Hologic and Cytyc urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.